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GARED SCHNEBERGER gared.schneberger@dechert.com +1 617 728 7121 Direct +1 617 275 8382 Fax

April 30, 2010

Min S. Oh, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street Northeast

Washington, D.C. 20549

Re:	Russell Investment Funds (SEC File Nos. 33-18030 and 811-05371) Post Effective Amendment No. 33 to Registration Statement Filed February 5, 2010

Dear Mr. Oh:

Pursuant to your request, this letter responds to comments you provided to Amy McDonald and me in telephonic discussions on Wednesday, March 24, 2010, Wednesday, April 14, 2010 and Thursday, April 15, 2010 regarding the prospectuses and SAIs contained in Post-Effective Amendment No. 37 to the Registration Statement for Russell Investment Funds (the “Trust” or the “Registrant”) under the Securities Act of 1933 filed with the Securities and Exchange Commission (the “Commission”) as of February 5, 2010. Also pursuant to your request, Registrant’s responses to certain comments were filed as EDGAR correspondence in a letter dated Monday, April 12, 2010. Supplemental comments to certain of our responses in that letter, which you provided in the April 14, 2010 discussion, and responses thereto, are noted below. On behalf of the Registrant, summaries of all the comments, and responses thereto, are provided below. I have either responded to your questions and comments or have described how Registrant will address your comments in the prospectuses and SAIs contained in the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933.

Response to Comments

The responses to your comments below are numbered according to the order in which you gave the comments. Capitalized terms have the same meaning as defined in the Registration Statement unless otherwise indicated.

1.	Comment:	Although the Funds may not rely on the delivery procedures provided in Rule 14a-16 promulgated under the Securities Exchange Act of 1934, please confirm that the Funds will post their proxy materials on the internet as required by Rule 14a-16.

US    Austin    Boston    Charlotte    Hartford     New York    Orange County    Philadelphia    Princeton    San Francisco    Silicon Valley    Washington  DC
EUROPE    Brussels    London    Luxembourg    Moscow    Munich    Paris     ASIA    Beijing     Hong Kong

	Response:	The Registrant confirms that the Funds will post their proxy materials on the internet as required by Rule 14a-16.

2.	Comment:	On the facing sheet of the registration statement, please provide the caption “Title of Securities Being Registered” and all additional disclosure required by the instructions to Form N-1A.

	Response:	The requested action has been taken.

3.	Comment:	On the facing sheet of the registration statement, please clearly identify the name and address of the agent for service

	Response:	The requested action has been taken.

4. Comments regarding Risk/Return Summary – Fees and Expenses

(a)	Comment:	In the Shareholder Fees Table, please insert “not applicable” in lieu of “none.”

	Response:	Registrant respectfully declines to change the requested disclosure. Registrant believes that the current disclosure complies with the requirements of Form N-1A and accurately conveys to an investor that there are no fees paid directly from an investment in the Funds.

(b)	Comment:	For any Fund that reflects a fee waiver and/or expense reimbursement, please confirm that the waiver will actually reduce the total annual fund operating expenses shown in the applicable fee table. If the fee waiver and/or expense reimbursement will not reduce total annual fund operating expenses, please delete the line items for the “Fee Waiver” and the “Net Annual Operating Expenses,” and revise the preamble in the expense example accordingly.

	Response:	Registrant can confirm that only those Funds for which a fee waiver and/or expense reimbursement will reduce total annual fund operating expenses include the line items “Less Fee

Waivers and Expense Reimbursements” and “Net Annual Fund Operating Expenses” in the Funds’ fee tables. The introductory paragraph to the expense example has also been revised for those Funds that do not have an expense waiver and/or expense reimbursement by removing the parenthetical “(taking into account the fee waiver in year 1 only, if applicable).”

	Supplemental Comment:	Please note that the Staff’s comment stands and that the parenthetical in the preamble to the expense example should be removed.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

(c)	Comment:	For any applicable fee waiver and/or expense reimbursement, please provide a footnote describing the agreement as described in Instruction 3(e) to Item 3 of Form N-1A.

	Response:	The requested action has been taken. Please see the following example of the included disclosure: “Until April 30, 2011, RIMCo has contractually agreed to waive 0.06% of its 0.90% advisory fee. This waiver may not be terminated during the relevant period except with Board approval.”

(c)(i)	Comment:	Please ensure that the expiration of any fee waiver and/or expense reimbursement is stated and that such waiver and/or reimbursement will remain in effect for at least one year from the date of effectiveness of the registration statement and that the expiration date is included.

	Response:	Registrant can confirm that all depicted fee waivers and/or expense reimbursements will remain in effect for at least one year from the date of effectiveness of the registration statement.

(d)	Comment:	Please revise the format of the Expense Example table to comply with that set forth in Item 3 of Form
N-1A. Specifically, the columns provided should be captioned to represent each time period, while the rows should reflect the dollar amounts.

	Response:	The requested action has been taken.

	Comment:	In the Portfolio Turnover section of the Non-Funds of Funds prospectus, please remove the reference to higher taxes in a taxable account.

	Response:	The requested action has been taken.

5.	Comments regarding Risk/Return Summary – Principal Investment Strategies of the Fund

(a)	Comment:	For each of the Non-Fund of Funds and for the Equity Growth Strategy Fund, please disclose that each fund has a policy to invest 80% of its net assets in the type of securities denoted by the respective fund name. In doing so, please also provide the disclosure required by Rule 35d-1 under the Investment Company Act of 1940 with respect to whether the policy is fundamental or non-fundamental. Additionally, please list applicable notice requirements if the policy is non-fundamental.

	Response:	In the Principal Investment Strategies section for each Fund, the disclosure currently describes the type of securities in which each Fund primarily invests and which correspond to each Fund’s name. Registrant believes that such statements summarize the Rule 35d-1 80% requirement, which is included in each Fund’s Item 9(b) disclosure, and so no changes have been made in response to this comment.

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

(b)	Comment:	For each Non-Fund of Funds that invests in small, medium, or large-capitalization companies as a principal strategy, please provide the range of market capitalizations that constitute each capitalization size. As an example, please see the disclosure for the Multi-Style Equity Fund on page 20.

	Response:	This information is included in the “Investment Objective and Investment Strategies” section of the prospectus. Registrant does not believe this level of detail is consistent with the Commission’s guidance for content of the summary, which states that “the information required in the summary section ... is key information that is important to an investment decision.”[1] Accordingly, Registrant respectfully declines to revise the disclosure.

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

(c)	Comment:	The Principal Investment Strategies of the Fund summary section (Item 4 of Form N-1A) for each Non-Fund of Funds should be based on expanded disclosure included pursuant to Item 9 of Form N-1A that begins on page 20.

	Response:	Registrant understands that the information disclosed pursuant Item 4(a) should be based on the information given in response to Item 9(b). Registrant also understands that, as stated in Item 4(a), the disclosure is meant to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies…” Registrant believes that the disclosure currently provided in response to Item 4(a) with respect to each Fund is based on each Fund’s Item 9(b) disclosure, accurately summarizes how the Fund intends to achieve its investment objective, and identifies each principal investment strategy. Additionally, Registrant believes that each Fund’s Item 9 disclosure goes beyond merely identifying principal investment strategies, and instead describes the principal investment strategies as required by Item 9(b). Accordingly, Registrant respectfully declines to make changes in response to this comment.

[1]	SEC Release No. 33-8998.

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

(c)(i)	Comment:	Please note the following examples of inconsistencies between the Item 4 and Item 9(b) disclosure with respect to the Multi-Style Equity Fund:

• Please note the absence of a discussion in the summary section with respect to the various types of equity securities in which the Fund can invest.

• Please note the absence of any disclosure in the summary section that describes the fundamental and quantitative styles.

• Please note the absence of any disclosure in the summary section describing the use of derivatives. Additionally, for any fund that has a principal investment strategy to invest in derivatives, please note the extent as to which the fund can invest in such instruments.

	Response:	Please see the response to Comment 5(c) above. In addition, please note that although the Fund may invest in the various types of equity securities described in the Fund’s Item 9(b) disclosure, the Fund will primarily invest in those equity securities identified in the Item 4 disclosure. Furthermore, the Fund identifies a “multi-manager approach whereby portions of the Fund are allocated to different money managers who employ distinct investment styles” as part of its principal strategy as disclosed in response to Item 4, and in response to Item 9, further describes such distinct investment styles. Finally, the Fund’s principal strategy is to be fully invested as is identified in response to Item 4, and the use of derivatives as disclosed in response to Item 9, describes one manner in which the Fund may be fully invested.

(c)(ii)	Comment:

Please note the following examples of inconsistencies between the Item 4 and Item 9(b) disclosure with respect to the Aggressive Equity Fund:

•   In the summary disclosure section, please note the absence of a discussion with respect to the various types of equity securities in which the Fund can invest.

•   Please note the absence of any disclosure in the summary section that describes the fundamental and quantitative styles.

•   Please note the absence of any disclosure in the summary section describing the use of derivatives.

	Response:	Please see the response to Comment 5(c) above. In addition, please note that although the Fund may invest in the various types of equity securities described in the Fund’s Item 9(b) disclosure, the Fund will primarily invest in those equity securities identified in the Item 4 disclosure. Furthermore, the Fund identifies a multi-style strategy as part of its principal strategy as disclosed in response to Item 4, and in response to Item 9, further describes such strategy. Finally, the Fund’s principal strategy is to be fully invested as is identified in response to Item 4, and the use of derivatives as disclosed in response to Item 9, describes one manner in which the Fund may be fully invested.

(c)(iii)	Comment:

Please note the following examples of inconsistencies between the Item 4 and Item 9(b) disclosure with respect to the Non-U.S. Fund:

•   Please note the absence of disclosure in the summary section with respect to the use of ADRs, GDRs, and EDRs.

•   Please note the absence of any disclosure in the summary section that describes the fundamental and quantitative styles.

•   Please note the absence of any disclosure in the summary section describing the use of derivatives.

	Response:	Please see the response to Comment 5(c) above. In addition, please note that the Item 4 disclosure identifies depositary receipts as a principal investment strategy of the Fund, while the Item 9(b) disclosure describes the various types of depositary receipts in which the Fund may invest. Furthermore, the Fund identifies a multi-style strategy as part of its principal strategy as disclosed in response to Item 4, and in response to Item 9, further describes such strategy. Finally, the Fund’s principal strategy is to be fully invested as is identified in response to Item 4, and the use of derivatives as disclosed in response to Item 9, describes one manner in which the Fund may be fully invested.

(c)(iv)	Comment:	Please note the following examples of inconsistencies between the Item 4 and Item 9(b) disclosure with respect to the Core Bond Fund:

• Please note the absence of disclosure in the summary section with respect to the various types of securities (e.g., derivatives and STRIPS) and/or transactions in which the fund may engage.

	Response:	Please see the response to Comment 5(c) above. In addition, please note that the Item 4 disclosure identifies derivatives and securities issued by the U.S. Government as securities in which the Fund may invest, while the Item 9(b) disclosure further describes the Fund’s use of derivatives and STRIPS in its principal investment strategy.

(c)(v)	Comment:	Please ensure that any principal investment strategies added to the summary disclosure in response to this Comment 5(c) must be have a corresponding risk disclosure added to the summary risk disclosure for each fund pursuant to Item 4(b) of Form N-1A.

	Response:	Please see the response to Comment 5(c) above, which indicates that no changes have been made in response to Comment 5(c).

(d)	Comment:	With respect to the Funds of Funds, the Item 4(a) disclosure should be based on the Item 9(b) disclosure beginning on page 25. In contrast to the disclosure for the Non-Funds of Funds, the Principal Investment Strategies for the Funds of Funds should only include those principal strategies of the Underlying Funds that, in the aggregate, would constitute principal strategies for the top tier funds. Please note that if the Item 4(a) disclosure is revised, care should be taken to ensure that any principal risks corresponding to such additional strategies are included.

	Response:	Registrant understands that the information disclosed pursuant Item 4(a) should be based on the information given in response to Item 9(b). Registrant also understands that, as stated in Item 4(a), the disclosure is meant to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies…” Registrant believes that the disclosure currently provided in response to Item 4(a) with respect to each Fund is based on each Fund’s Item 9(b) disclosure and identifies the principal investment strategies of each Fund of Funds based on the mix of Underlying Funds in which each Fund of Funds invests. Accordingly, Registrant respectfully declines to make changes in response to this comment.

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

(e)	Comment:	In addition to ensuring that the principal risks of each Fund corresponds to the principal strategies of the Fund, please ensure that each principal strategy summarized that carries with it a principal risk, also has such corresponding risk summarized.

	Response:	Registrant can confirm that the principal risks summarized for each Fund accurately capture each principal investment strategy that carries with it a corresponding principal risk.

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

(e)(i)	Comment:

With respect to the Multi-Style Equity Fund, please note the following risks that do not appear to correspond to disclosure in the Principal Investment Strategies section for the Fund:

Counterparty Risk

Government Intervention Risk

Possible Large Redemption Risk

If counterparty risk arises from the Fund’s use of derivatives, please ensure that any other risks associated with the use of derivatives are also included (e.g., leverage risk).

	Response:	Please see the response to Comment 5(e) above. In addition, Registrant believes that Counterparty Risk is inherent in many transactions, and not limited to the use of derivatives. Furthermore, Registrant believes that the risks described in connection with Government Intervention Risk and Possible Large Redemption Risk are risks of investing in mutual funds and are not the result of any particular type of investment strategy. Accordingly, no changes have been made in response to this comment.

(e)(ii)	Comment:	With respect to the Core Bond Fund, please indicate which strategy gives rise to active security selection risk as contrasted with any other actively managed fund.

	Response:	Please see the response to Comment 5(e) above. In addition, Registrant believes that each actively managed fund is subject to active security selection risk. Accordingly, active security selection risk is currently included as a principal risk for each of the Funds included in the registration statement, and no changes have been made in response to this comment.

(f)	Comment:	Please delete the reference to “Investment Objective and Investment Strategies” section in the Fund’s prospectus for further information.

	Response:	Registrant respectfully declines to delete cross references to the more fulsome disclosure in the statutory prospectus. While Registrant recognizes that the Instructions to Form N-1A do not require such references, Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Funds and that omitting such references may suggest to shareholders that all information relating to the Funds is contained in the summary.

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

6. Comments regarding Risk/Return Summary – Principal Risks of Investing in the Fund

(a)	Comment:	For each fund, please indicate each risk that corresponds to each principal investment strategy identified in the fund summary.

	Response:	Registrant believes that they have identified the principal investment strategies of each Fund and summarized the principal risks of each Fund in compliance with Items 4(a) and 4(b). Furthermore, Registrant believes that the principal risks summarized in response to Item 4(b) accurately describe the risks of each investment strategy identified in response to Item 4(a). Accordingly, no changes have been made in response to this comment.

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

(a)(i)	Comment:

For the Multi-Style Equity Fund, please note the absence of disclosure with respect to the risks corresponding to the following principal investment strategies:

•   common stocks

•   medium and large-capitalization companies

•   non-U.S. issuers

•   multi-style approach (including the risks of each particular style)

•   the select holdings strategy.

	Response:	Please see the response to Comment 6(a). Registrant believes that the risks associated with the Fund’s investments in common stocks of medium and large capitalization companies and the use of a multi-style approach are adequately summarized by the principal risk of “Equity Securities.” As disclosed in the principal investment strategy, the Fund will typically gain exposure to non-U.S. issuers through ADRs, the risks of which are currently summarized in “American Depositary Receipts.” The risks arising from the select holdings strategy are currently summarized under the risk “Multi-Manager Approach.”

(a)(ii)	Comment:

For the Aggressive Equity Fund, please note the absence of disclosure with respect to the risks corresponding to the following principal investment strategies:

•   common stocks

•   small and medium-capitalization companies

•   non-U.S. issuers

•   multi-style approach (including the risks of each particular style)

	Response:	Please see the response to Comment 6(a). Registrant believes that the risks associated with the Fund’s investments in common stocks of small and medium capitalization companies and the use of a multi-style approach are adequately summarized by the principal risk of “Equity Securities.” As disclosed the principal investment strategy, the Fund will typically gain exposure to non-U.S. issuers through ADRs, the risks of which are currently summarized in “American Depositary Receipts.”

(a)(iii)	Comment:

For the Non-U.S. Fund, please note the absence of disclosure with respect to the risks corresponding to the following principal investment strategies:

•   medium and large-capitalization companies

•   multi-style approach (including the risks of each particular style)

	Response:	Please see the response to Comment 6(a). Registrant believes that the risks associated with the Fund’s investments in common stocks of small and medium capitalization companies and the use of a multi-style approach are adequately summarized by the principal risk of “Equity Securities.”

(a)(iv)	Comment:	For the Core Bond Fund, please note the absence of disclosure with respect to the risks corresponding to the following principal investment strategy: • variable and floating rate securities

	Response:	Please see the response to Comment 6(a). Registrant believes that the risks of variable and floating rate securities are adequately summarized by the risk disclosure related to mortgage-backed securities, asset-backed securities, and loans and other direct indebtedness, all of which are types of variable and floating rate securities in which the Fund may invest.

(b)	Comment:	With respect to the Non-Funds of Funds, the summary of principal risks (Item 4(b) of Form N-1A) should be based on, and correspond to, each principal risk identified in the table under the caption Risks, beginning on page 31 and then more fully discussed beginning on page 33. However, please note that for each fund, the number of principal risks summarized is always less than the number of principal risks listed in the table beginning on page 31. Therefore, the summary disclosure must be revised so that it both summarizes and matches the risks in the table.

Please ensure that for any principal risk added in response to this comment, a summary of any corresponding investment strategy is also added to the Item 4(a) disclosure, if necessary.

	Response:	Registrant understands that the Item 4(b) risk disclosure should be based on and correspond to the risk disclosure provided in response to Item 9(c). The discrepancy in the risks included and described in response to Item 4(b) and Item 9(c) is explained by the fact that the Item 4(b) disclosure is meant to “summarize the principal risks of investing in the Fund…” as stated in Item 4(b). Registrant does not believe this level of detail would be key to an investment decision, and therefore, including such detail would not be consistent with the Commission’s guidance for content of the summary. Many of the risks described in Item 9(c) are sub-sets of risks included in the Item 9(c) disclosure and also summarized in the Item 4(b) disclosure. For example, Registrant believes that the Item 4(b) summary risk entitled “Equity Securities” accurately summarizes the risks noted in Item 9(c) with respect to common stocks, value stocks, growth stocks, market-oriented investments, quantitative investing, fundamental investing, securities of small-capitalization companies, and preferred stocks. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

(c)	Comment:	With respect to the Funds of Funds, please note that Item 4(b) disclosure should be based on, and correspond to, the risks discussed in the Item 9(c) disclosure. However, given the structure of the Funds of Funds, the principal risks should be only those principal risks of the Underlying Funds that in the aggregate are expected to be principal risks of the top-tier fund, rather than restating all principal risks of each Underlying Fund.

Please ensure that after revising the summary and comprehensive discussions of principal risks, the investment strategies correspond to those principal risks.

	Response:	Registrant understands that the Item 4(b) risk disclosure should be based on and correspond to the risk disclosure provided in response to Item 9(c). Registrant also understands that, given the Fund of Funds structure only those risks that in the aggregate constitute principal risks of the Funds of Funds should be disclosed in response to Item 4(b). Registrant believes that the principal risks included for each Fund of Funds represent only those risks that, in the aggregate, are considered principal risks of the Funds of Funds, based on each Fund of Funds’ investments in the Underlying Funds.

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

(d)	Comment:	Please delete any cross references to further discussion of risks in the Funds’ prospectuses.

	Response:	Registrant respectfully declines to delete cross references to the more fulsome disclosure in the statutory prospectus. While Registrant recognizes that the Instructions to Form N-1A do not require such references, Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Funds and that omitting such references may suggest to shareholders that all information relating to the Fund is contained in the summary.

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

7. Comments regarding Risk/Return Summary - Performance

(a)	Comment:	Please delete all horizontal axis lines except for the 0% axis line in the performance bar chart.

	Response:	Registrant respectfully declines to delete all other horizontal axis lines other than the 0% line. Registrant believes that the additional horizontal axis lines contribute to an investor’s understanding of the performance bar chart and that the inclusion of such horizontal axis lines is compliant with Form N-1A.

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

(b)	Comment:	In the total return table, under the name of the index, please include, if applicable, the parenthetical “(reflects no deductions for fees, expenses, taxes, etc).”

	Response:	Registrant respectfully declines to add the parenthetical to the line item for index returns in the average annual total returns table. Registrant has included this information in the introductory paragraph to the performance section because Registrant believes that such placement facilitates an investor’s understanding of the average annual total returns table.

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

(c)	Comment:	For the Conservative Strategy Fund, please disclose in the fund summary that performance will be provided in the future.

	Response:	Registrant respectfully declines to add disclosure indicating that performance information will be included in the future. Registrant does not anticipate opening this Fund for investment in the near future and accordingly such disclosure may be misleading. Furthermore, this Fund is not included in the prospectus used as an offering document in connection with the sale of shares of the other Funds.

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

8. Comments regarding Risk/Return Summary - Management

(a)	Comment:	For each Non-Fund of Funds, the disclosure always lists several subadvisers but fewer portfolio managers. For example, page 3 lists 8 subadvisers for the Multi-Style Equity Fund, but only 2 portfolio managers. For each Fund, please explain the basis for the discrepancy.

Response:

The Registrant operates under a no-action letter[2] in which the Commission staff interpreted Item 5(c) (now Item 10(a)(2)) of Form N-1A in the context of a manager of managers fund (“No-Action Letter”). In the No-Action Letter, the Commission staff stated the following with respect to the question of who is a “portfolio manager” of a manager of managers fund for purposes of Item 5(c) of Form N-1A (now Item 10(a)(2)):

[W]e believe that where a fund holds itself out as being managed by a manager of managers, (i.e., holds itself out as being managed by more than one sub-adviser under the supervision of the adviser), and in fact, significant management functions are performed by the adviser, it may be appropriate to conclude that an individual (or individuals) employed by the

[2]	Frank Russell Investment Management Co. (pub. avail. Aug. 30, 1993).

adviser, rather than the sub-advisers, is (are) responsible for day-to-day management of the fund and should be named as the portfolio manager(s). [footnote omitted]

The Commission staff stated that it believed it would be sufficient for RIMCo[3] to make Item 5(c) (now Item 10(a)(2)) disclosure regarding the following:

• the RIMCo employee(s) responsible for overseeing the subadvisers for those portfolios with more than one subadviser;
• the individual(s) employed by the subadviser for portfolios managed by a single subadviser; and
• the RIMCo employees for portfolios managed only by RIMCo.

As discussed in the inquiry letter dated May 6, 1993 submitted in connection with the No-Action Letter, the manager of managers structure results in shareholders being substantially uninterested in detailed information about subadviser personnel. The Funds are sold on the basis of RIMCo’s overall capabilities in researching, selecting and monitoring a number of subadvisers within the same Fund, and where necessary or appropriate, replacing existing subadvisers with others better suited to the task. When a shareholder decides to invest in a Fund, he or she has made a decision to rely upon RIMCo’s expertise to evaluate, select and monitor the subadvisers, including changes in key subadviser personnel, and to retain or terminate each subadviser as necessary.

The Registrant believes that the recent Amendments to Form N-1A do not affect the view expressed by the Commission staff in the No-Action Letter. Neither the definition of “portfolio manager” nor the interpretation expressed in the No-Action Letter were specifically addressed or changed by the Amendments. The Registrant believes, therefore, that the Commission did not intend to alter the views of the staff

[3]	Please note that the No-Action Letter was issued to Frank Russell Investment Management Company. Effective July 1, 2006 RIMCo changed its name from Frank Russell Investment Management Company.

expressed in the No-Action Letter, and that RIMCo may continue to rely on the No-Action Letter including in response to disclosure concerning portfolio managers in response to Item 5(b). Accordingly, no changes have been made in response to this comment.

(b)	Comment:	When providing portfolio manager disclosure for each Non-Fund of Funds, please comply fully with Item 5(b) of Form N-1A by providing the portfolio manager’s name, title, and length of employment with the adviser or subadviser with whom the portfolio manager is employed.

	Response:	Registrant has revised the disclosure in response to this comment to include the captions “Investment Adviser” and “Portfolio Manager” and to include the name, title and length of service, as required by the Form.

(c)	Comment:	For each Fund of Funds, please delete the reference to RIMCo’s role as adviser to the Underlying Funds as such information is neither permitted nor required by Item 5 of Form N-1A.

	Response:	Registrant respectfully declines to delete the reference to RIMCO’s role as adviser to the Underlying Funds. While not required by Form N-1A, Registrant believes that RIMCO’s role as the investment adviser to the Underlying Funds of the Funds of Funds may be important to investors and accordingly should be included.

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

9.	Comments regarding Risk/Return Summary – Additional Information

(a)	Comment:	Please Define the following terms that appear under “Purchase of Fund Shares” on page 17 of the Non-Funds of Funds prospectus and on page 21 of the Funds of Funds prospectus: Policies, Separate Accounts, Insurance Companies, and RIF.

Response:

The first three sentences under the heading “Purchase of Fund Shares” on page 17 of the Non-Funds of Funds prospectus and on page 21 of the Funds of Funds prospectus has been replaced with the following:

“Each insurance company (“Insurance Company”) places orders for its accounts (“Separate Account”) which hold the interests of each variable insurance product (“Policy”) owner based on, among other things, the amount of premium payments to be invested pursuant to such Policies. Individuals may not place orders directly with Russell Investment Funds (“RIF”) or the Funds.”

(b)	Comment:	Please clarify the relevance of the second sentence of the first paragraph under “Purchase of Fund Shares” on page 17 of the Non-Funds of Funds prospectus and on page 21 of the Funds of Funds prospectus. Additionally, please disclose any applicable minimum initial or subsequent purchase requirements as required by Item 6(a) of Form N-1A.

Response:

In response to this comment, the second sentence of the first paragraph under “Purchase of Fund Shares” on page 17 of the Non-Funds of Funds prospectus and on page 21 of the Funds of Funds prospectus has been removed as it was not relevant to the summary section of each prospectus.

Also in response to this comment, the following disclosure has been added as the last sentence of the first paragraph under “Purchase of Fund Shares” on page 17 of the Non-Funds of Funds prospectus and on page 21 of the Funds of Funds prospectus:

“Any minimum or subsequent investment requirements are governed by the applicable Policy through which you invest.”

(c)	Comment:	For completeness, in the second sentence of the Redemption of Fund Shares section, please disclose the significance of the timing of redemption requests by explaining how the timing requirements may affect the NAV applied to redemptions.

	Response:	Registrant notes that this disclosure is not specifically required by Item 6(b). Registrant believes that, in compliance with Item 6(b), Registrant has disclosed that the Fund’s shares are redeemable and briefly identified the procedures for redeeming shares. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

	Supplemental Comment:	Please note that the Staff’s comment stands. Please add disclosure clarifying that, if the cut off time for purchase or redemption requests is missed, such requests will be honored on the following business day.

	Supplemental Response:	Please see Registrant’s above response. Registrant believes the disclosure is both clear and compliant and accordingly, respectfully declines to make additional changes to the disclosure.

(d)	Comment:	The Tax section of the summary makes reference to the tax exposure of the insurer and refers the reader elsewhere for more advice. This prospectus is intended for investors to whom assets in the fund are attributable and is not intended for the insurer as title holder to these assets. Therefore, please revise the summary for relevance to investors, which at a minimum requires this section to refer each investor to where more tax advice may be obtained. For example, for those investors whose assets are held under a variable contract, please refer investors to the prospectus for that variable contract.

	Response:	In response to this comment, the following sentence has been added to the last sentence of the first paragraph under “Taxes:” “For information concerning the federal tax consequences to the purchasers of a Policy, see the prospectus or other disclosure document for such Policy.”

(e)	Comment:	Under “Servicing Arrangements,” please provide the caption specifically required by Item 8. Additionally, as a result of the possible conflict of interest, please also add both here and in the fuller discussion on page 49 of the Non-Funds of Funds prospectus and on page 75 of the Funds of Funds prospectus, that conflicts of interest may influence an insurance company’s decision to include a fund as an underlying investment option in its policy.

Response:

With respect to the caption required by Item 8, Registrant notes that Form N-1A provides that the Item 8 statement “may be modified if the modified statement contains comparable information.” Because these Funds are not sold through broker-dealers or other financial intermediaries, Registrant believes that the requested change to the caption would lead to investor confusion. Further, because Registrant believes that the modified statement contains comparable information to the statement in Item 8, Registrant respectfully declines to change the caption in response to this comment.

With respect to the possible conflict of interest, in response to this comment, Registrant has revised the second sentence under “Servicing Arrangements” to read as follows:

“These payments may create a conflict of interest by influencing the Insurance Company and your salesperson to recommend the Funds or a Fund over another investment or by influencing an Insurance Company’s decision to include the Funds as an underlying investment option in its Policy.”

	Supplemental Comment:	Please note that the Staff’s comment stands.

	Supplemental Response:	Please see Registrant’s above response. Registrant respectfully declines to make additional changes to the disclosure.

(e)(i)	Comment:	Please note that the general instruction C(3)(a) to Form N-1A requires that all disclosure required by Item 12 be provided in one place in the prospectus. Therefore, in addition to the disclosure regarding servicing arrangements in each prospectus, add additional disclosure regarding any applicable fee waiver or reimbursement agreement.

	Response:	Please note, the Funds do not have sales loads or 12b-1 fees, and therefore there is no information to be disclosed in response to Items 12(a) and 12(b). Accordingly, Registrant can confirm that there are no fee waivers and/or expense reimbursements to be disclosed in connection with servicing arrangements described in Item 12 of Form N-1A.

	Supplemental Comment:	Please note that the Staff’s comment stands. Please explain the discrepancy between Registrants responses to comments 4(b) and 9(e)(i) of this letter.

	Supplemental Response:	Please see Registrant’s above response. Comment 4(b) is in regard to fee waivers and/or expense reimbursements on the annual fund operating expenses. Comment (9)(e)(i) is in regard to sales loads and 12b-1 fees, which the Funds do not have. Registrant does not believe there is a discrepancy between the two comments, and accordingly, respectfully declines to make additional changes to the disclosure.

(e)(ii)	Comment:	Please also provide Item 12(a)(5) disclosure with respect to the availability of such information on the Registrant’s website.

	Response:	Because the Funds do not have sales loads, there is no information to be disclosed in response to Items 12(a)(1) through 12(a)(4) concerning sales loads and sales load breakpoints, and accordingly, Registrant believes there is no need to state whether the Funds make information regarding Items 12(a)(1) through 12(a)(4) available free of charge on the internet.

10.	Comments regarding Management of the Funds section

	Comment:	Under “Management of the Funds,” if applicable, please provide disclosure regarding legal proceedings as required by Item 10(a)(3).

	Response:	There are currently no material pending legal proceedings to which any of the Funds, the investment adviser or the principal underwriter is a party.

11. Comments regarding Investment Objective and Investment Strategies section

(a)	Comment:	Item 9(b) disclosure should attempt to fully explain the various principal investment strategies of each of the Non-Fund of Funds. Therefore, for each of the below funds, expand on the disclosure with respect to the following investments and/or strategies:

	Response:	Registrant believes that each Fund’s principal investment strategies are sufficiently explained in the prospectuses, and where applicable, additional explanation is located in the SAIs. Accordingly, no changes have been made in response to this comment.

(a)(i)	Comment:	For the Multi-Style Equity and Aggressive Equity Funds, please expand on the difference between sponsored and unsponsored ADRs.

	Response:	The difference between sponsored and unsponsored ADRs is discussed in the “General Investment Strategies and Portfolio Instruments” section of the SAI. Registrant believes this disclosure is appropriately located in the SAI and accordingly no changes have been made in response to this comment.

(a)(ii)	Comment:	For the Real Estate Securities Fund, please expand on what is meant by non-U.S. Real Estate securities.

	Response:	Registrant believes that the term “non-U.S. Real Estate securities” is sufficiently self-explanatory to refer to real estate securities of non-U.S. issuers. Accordingly, no changes have been made in response to this comment.

(a)(iii)	Comment:	For the Core Bond Fund, please expand on the investment styles employed by unaffiliated money managers.

	Response:	Registrant does not believe that additional information regarding the investment styles employed by money managers would be helpful to investors. Accordingly, no changes have been made in response to this comment.

12.	Comment:	In the Fund of Funds Prospectus, please revise disclosure in accordance with Comment 5(d) above. In doing so, please continue to identify principal and non-principal strategies and note that principal strategies should be discussed before non-principal strategies.

	Response:	Registrant did not make changes to the disclosure in response to Comment 5(d) and, accordingly, has not made changes to the disclosure in response to this comment.

13.	Comment:	Please confirm that any disclosure with respect to the Underlying Funds that is retained in the Fund of Funds prospectus will be revised as applicable in response to Staff comments given on any Underlying Fund.

	Response:	Registrant can confirm that any disclosure regarding the Underlying Funds in the Funds of Funds Prospectus conforms to applicable disclosure in the Underlying Funds prospectus.

14.	Comment:	Given that the Funds serve as underlying investments for various policies, please confirm the accuracy of the tax treatment of dividends with respect to the funds, insurance companies, and shareholders or policy owners, as applicable under the captions “Dividends and Distributions” and also under the caption “Additional Information About Taxes” on page 44-45 of the Non-Fund of Funds Prospectus and on page 70 of the Fund of Funds Prospectus.

	Response:	Registrant can confirm the accuracy of the referenced disclosure.

15. (a)	Comment:	The 4th paragraph of “Frequent Trading Policies and Limitations” (page 47 of the Non-Fund of Funds Prospectus and on page 73 of the Fund of Funds Prospectus) states that future purchase transactions may be rejected or restricted. Please disclose the difference between these two actions and specify what restrictions may be imposed.

	Response:	The right to “reject” indicates an outright refusal to accept a trade. The right to “restrict” indicates limitation on future trades by, for example, requiring all requests to be submitted via mail instead of via phone or limiting trades to only one per every 60 days or some other specified period. Registrant believed the terms are self-explanatory and accordingly no changes have been made in response to this comment.

(b)	Comment:	In the “Risks of Frequent Trading” section (page 48 of the Non-Fund of Funds Prospectus and page 78 of the Fund of Funds Prospectus), please identify specific funds that may invest in foreign securities and small capitalization equity securities.

	Response:	We respectfully decline to add disclosure in the Risks of Frequent Trading section of the prospectus regarding the specific investment strategies of the Funds, as this information is given in the Risk/Return Summary and Investment Objective and Investment Strategies sections of the prospectus.

Comments Regarding SAIs (comments apply to both SAIs unless otherwise noted)

16.	Comment:	In the Funds of Funds SAI, please confirm the accuracy of the footnote to the list of Funds on the Front Cover Page, which indicates that the Conservative Strategy Fund has not yet commenced operations.

	Response:	Registrant confirms the accuracy of the footnote indicating that the Conservative Strategy Fund has not yet commenced operations.

17.	Comment:	In the Trustee and Officer tables beginning on pages 4 and 5, please insert the exact age of each Trustee and Officer pursuant to Item 12(a)(1).

	Response:	Registrant respectfully declines to provide the Trustees’ and Officers’ ages, as opposed to their dates of birth in the Trustees and Officers tables. Registrant believes that providing the dates of birth of the Trustees and Officers conveys the appropriate information about their ages and has the added benefits of avoiding inaccuracies due to timing of the production of the document and avoiding inaccuracies in the production of amendments to the document throughout the fiscal year.

18.	Comment:	Please confirm that the disclosure in response to newly amended Item 17(b) will be provided in the SAI to be effective May 1, 2010.

	Response:	Registrant can confirm that the disclosure in response to newly amended Item 17(b) will be provided in the SAI to be effective May 1, 2010.

19. (a)	Comment:	In both SAIs, please confirm that each of the principal investments for each Fund as provided in the table properly reflects those discussed in the summary and fuller discussion of the prospectuses as revised in response to any Staff Comments.

	Response:	Registrant confirms that the principal investments for each Fund in both SAIs reflects the summary and fuller discussions of principal investment strategies located in the Funds’ prospectuses.

(b)	Comment:	Please clarify the SAI disclosure that certain funds may engage in credit default swaps as a buyer. Specifically, please clarify whether these swaps may be closed via physical settlement. If so, please note the risk that instability in the markets can threaten the ability of the fund to fulfill its obligation to deliver the underlying debt securities to the seller of the credit default swap.

	Response:	Please note that Registrant has not made any changes in response to this comment because the following disclosure is located in the Funds’ SAIs:

“The Underlying Fixed Income Funds may act as either the buyer or the seller of a credit default swap. Depending upon the terms of the contract, the credit default swap may be closed via physical settlement. However, due to the possible or potential instability in the market, there is a risk that the Underlying Fixed Income Fund may be unable to deliver the underlying debt security to the other party to the agreement.”

General Comment

20.	Comment:	Please provide Tandy representations and a Comment Response Letter in the form of EDGAR correspondence in response to these Comments. Please provide responses to Comments 4 through 9 and 18 prior to the effective date of the filing in a separate response letter filed as EDGAR correspondence.

	Response:	The requested actions have been taken. A supplemental response letter was filed at EDGAR correspondence on April 12, 2010.

Comment Provided on April 15, 2010

21.	Comment:	With regard to any international funds that use a primary benchmark any MSCI index, please use the gross version of the index as opposed to the net version.

	Response:	Registrant respectfully declines to make the requested change. Registrant believes the benchmark used for the Non-U.S. Fund provides investors with an appropriate broad-based index against which to compare the Fund’s returns.

Please call me at (617) 728-7121 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Gared S. Schneberger

Gared S. Schneberger

cc:	John V. O’Hanlon
Mary Beth Rhoden

[DECHERT LLP LETTERHEAD]

April 30, 2010

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:    RUSSELL INVESTMENT FUNDS, FILE NOS. 33-18030, 811-5371

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Investment Funds (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy, including exhibits, of Post-Effective Amendment No. 39 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) marked to indicate the changes effected in the Registration Statement by the Amendment.

This Amendment contains three prospectuses and two statements of additional information for ten series of the Trust.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on May 1, 2010. No fees are required in connection with this filing.

The undersigned hereby represents that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) under the 1933 Act. Please contact me at (617) 728-7135 or John V. O’Hanlon at (617) 728-7111 with any comments or questions concerning this Amendment. Thank you in advance for your consideration.

Very truly yours,

/s/ Jill R. Damon
Jill R. Damon

cc: John V. O’Hanlon

Russell Investment Funds

909 A Street

Tacoma, Washington 98402

April 30, 2010

VIA EDGAR CORRESPONDENCE

Min S. Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street Northeast

Washington, D.C. 20549

Re:	Russell Investment Funds
Securities Act File No. 33-18030
Investment Company Act File No. 811-5371

Dear Mr. Oh:

In connection with your recent review of Post-Effective Amendment No. 37 (“PEA 37”) filed by Russell Investment Funds (“Trust”) on February 5, 2010, the undersigned hereby acknowledges on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA 37 and Post-Effective Amendment No. 39 filed by the Trust on April 30, 2009;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Assistant Secretary
Russell Investment Funds